PROSKAUER ROSE LLP

Eleven Times Square
New York, New York 10036

June 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention:      Yoon Choo

Re:	BNY Mellon Alcentra Opportunistic Global Credit Income Fund
Registration Statement on Form N-2
File Numbers: 333-254957; 811-23651

Ladies and Gentlemen:

On behalf of BNY Mellon Alcentra Opportunistic Global Credit Income Fund (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided to Max Vogel by Yoon Choo of the Staff by letter dated May 5, 2021. The Staff's comments related to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), filed with the Commission on April 1, 2021 (the "Registration Statement").

We plan to file Pre-Effective Amendment No. 1 (the "Amendment") to the Registration Statement on or about June 30, 2021 to respond to the Staff's comments and make certain other changes.

Set forth below are the Staff's comments, which, for the convenience of the Staff, have been restated in their entirety. We have discussed the Staff's comments with representatives of the Fund. The Fund's responses to the Staff's comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or Statement of Additional Information ("SAI") are to those filed as part of the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Staff Comment: We note that the Registration Statement is missing information and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: Understood.

2.	Staff Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: Understood. All necessary conforming changes will be made in the Amendment.

3.	Staff Comment: Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: We have not presented and do not currently plan to present any "test the waters" materials to potential investors in connection with this offering.

prospectus

Prospectus Cover (pp. i-iii)

Principal Investment Strategies and Investment Policies

4.	Staff Comment: Please add the following to the bolded and bulleted risk factors:

a.	Disclose in the first bullet point that there is no secondary market for the Shares and the Fund does not expect any secondary market for the Shares to develop;

b.	Disclose in the second bullet point that is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased; and

c.	Disclose the risks related to the Fund's expected use of leverage.

Response: The requested disclosure will be added in the Amendment.

Interval Fund/ Repurchase Offers

5.	Staff Comment: Please move this discussion to the first page of the cover and add the anticipated timing of the Fund's initial repurchase offer. Please provide cross-references to those sections of the Prospectus that discuss the Fund's repurchase policies and attendant risks.

Response: The requested changes will be made in the Amendment.

Leverage

6.	Staff Comment: Please briefly disclose the potential negative impact on investment return when the Fund uses leverage.

Response: The requested disclosure will be added in the Amendment.

7.	Staff Comment: The Fund states that it "currently intends to employ leverage through borrowings . . . and/or the issuance of debt securities." Please supplementally disclose whether the Fund intends to issue debt securities within 12 months of the effective date of the Registration Statement. If the Fund will issue debt securities within such 12 months, the offering costs should be reflected in the expense table.

Response: The Fund currently does not intend to issue debt securities within 12 months of the effective date of the Registration Statement.

Prospectus Summary (pp. 1-29)

General

8.	Staff Comment: We note that the Prospectus Summary is 29 pages long. The summary should provide a clear and concise description of the key features of the offering and the Fund, with cross references to relevant disclosures elsewhere in the Prospectus or Statement of Additional Information. Please revise (e.g., consider shortening the descriptions of principal portfolio investments and investment risks which are 6 and 15 pages long, respectively, and eliminating repetitive disclosure). See instruction to Item 3.2 of Form N-2.

Response: The Fund respectfully submits that no change to the disclosure is necessary. The Fund, as a multi-strategy fund, is able to pursue several different investment strategies on a concurrent basis. The Fund notes that a similar comment was provided by the Staff to a similar fund, BNY Mellon Alcentra Global Credit Income Fund, the registration statement for which was filed with the Commission in March 2020 and subsequently amended in August 2020. The Fund took that previous comment into consideration when drafting the Prospectus included in the Registration Statement filed with the Commission. The Fund believes that its Prospectus Summary provides a clear and concise description of the key features of the offering and the Fund, with cross references to relevant disclosures elsewhere in the Prospectus or SAI, as required by Form N-2.

The Offering

9.	Staff Comment: The Fund states in the second paragraph that "[a]ny repurchases . . . will be conducted in accordance with applicable law and subject to approval by the Fund's Board of Trustees". Please add, if accurate, that repurchases also will be conducted in accordance with the Fund's Declaration of Trust and/or By-laws.

Response: The requested disclosure will be added in the Amendment.

Periodic Repurchase Offers

10.	Staff Comment: Please state at the outset that the Fund is an "interval fund."

Response: The requested change will be made in the Amendment.

11.	Staff Comment: Please consider disclosing here and/or later in the Prospectus in which months quarterly repurchase offers are expected to occur.

Response: The requested disclosure will be added in the Amendment.

12.	Staff Comment: Please include a cross reference to the discussion of repurchase of Shares under "Certain Material U.S. Federal Income Tax Consequences."

Response: The requested cross-reference will be added in the Amendment.

Principal Investment Strategies and Investment Policies

13.	Staff Comment: In the last sentence of the first paragraph on page 3, please replace "value" with "marked-to-market value."

Response: The requested change will be made in the Amendment.

Credit Strategies

14.	Staff Comment: The Fund states in the second paragraph that "the composition of the Fund's investment portfolio will vary over time, based on the allocation to the Credit Strategies and the Fund's exposure to different types of credit instruments." Since the Fund is a global fund, please consider also adding that the composition of the Fund's investment portfolio will vary over time, based on the countries or geographic regions in which the Fund invests.

Response: The requested disclosure will be added in the Amendment.

Use of Leverage

15.	Staff Comment: Please disclose in this section that Shareholders will bear all costs and expenses associated with any leverage incurred by the Fund.

Response: The requested disclosure will be added in the Amendment.

16.	Staff Comment: The last sentence of the section states that "BNYM Investment Adviser and Alcentra will seek to manage that conflict by increasing the Fund's use of leverage only when they determine that such increase is consistent with the Fund's investment objective". Please also add that leverage will be used only if BNYM Investment Adviser and Alcentra determine that it is in the best interests of the Fund.

Response: The Fund respectfully submits that no change to the disclosure is necessary. BNYM Investment Adviser and Alcentra serve as investment manager and sub-investment adviser, respectively, to the Fund, and, as such, have a duty to provide investment advice that is in the best interests of the Fund. See Commission Interpretation Regarding Standard of Conduct for Investment Advisers, Investment Advisers Act Rel. No. 5248 (June 5, 2019). This duty extends to the advice provided to the Fund in connection with the Fund's use of leverage. Accordingly, the Fund does not believe that it is necessary or appropriate to the make the requested change as respects the Fund's use of leverage, in light of the fact that the duty to provide investment advice that is in the best interests of the Fund applies to all of the Fund's investment decisions.

Principal Risk Considerations

17.	Staff Comment: In the introductory paragraph, the Fund states "[y]ou should consider carefully the risks summarized below. It is not complete and you should read and consider carefully the more complete list of risks described below under "Risks" before purchasing Shares in this offering." Please revise the second sentence above to state that more information on Fund's principal risks, as well as non-principal risks, is contained under "Risks."

Response: The requested change will be made in the Amendment.

18.	Staff Comment: Under Repurchase Offers Risk:

a.	The Fund states that "[r]epurchase offers generally are funded from available cash or sales of portfolio investments but may be funded with Borrowings." If "available cash" includes offering proceeds, please so state;

b.	Disclose that use of offering proceeds to fund Share repurchases may constitute a return of capital and the applicable tax consequences, and that any capital returned to Shareholders through repurchases will be distributed after payment of Fund fees and expenses; and

c.	To the extent the Fund sells portfolio holdings in order to fund repurchase requests, please disclose that the repurchase of Shares will be a taxable event for Shareholders.

Response: The requested disclosure will be added in the Amendment.

19.	Staff Comment: In the last sentence under "General Risks of Investing in the Fund—Illiquidity of Shares," the Fund states that it "does not expect any secondary market to develop for the Shares in the foreseeable future." Please supplementally explain why the reservation "in the foreseeable future" is included in several places in the Registration Statement or delete each reference.

Response: The clause "in the foreseeable future" is included in light of the possibility that a potential secondary market, through NASDAQ or other nascent secondary platforms for alternative assets, may develop. We believe this disclosure is appropriate and consistent with that of other registrants with similar liquidity profiles.

20.	Staff Comment: Under Additional Risk Considerations, the Fund states "[f]or a discussion of additional principal risks, including "Anti-Takeover Provisions," "Lender Liability Risk," "Limitations on Transactions with Affiliates Risk" and "Portfolio Turnover Risk," please see "Risks—Principal Investment Risks" beginning on page of this prospectus." Please note that all principal risks should be summarized under Principal Risk Considerations, rather than just listed. If these are non-principal risks, please move these references to the next paragraph listing non-principal risks.

Response: The references to the above-mentioned risks will be moved to the next paragraph listing non-principal risks.

Summary of Fund Expenses (pp. 30-31)

21.	Staff Comment: Please revise "Interest Expenses" in the Annual Expenses table to "Interest Payments on Borrowed Funds." See instruction to Item 3.1 of Form N-2.

Response: The requested change will be made in the Amendment.

22.	Staff Comment: Under Institutional Shares Example, please supplementally explain the basis for the assumption in clause (i) of the introduction to the example.

Response: The basis for the assumption in clause (i) of the introduction to the example is the same as that for the assumption in the paragraph preceding the Fund's fee table. The disclosure will be revised accordingly in the Amendment.

23.	Staff Comment: The Fund states that it will originate loans. Please supplementally confirm that expenses in connection with loan origination and servicing (or estimated loan origination and servicing expenses), if borne by the Fund, will be reflected in the fees and expenses table.

Response: The Fund confirms that expenses in connection with loan origination and servicing (or estimated loan origination and servicing expenses), if borne by the Fund, will be reflected in the fees and expenses table.

Use of Proceeds (p. 31)

24.	Staff Comment: The Fund states that it "may maintain a portion of the proceeds of the continuous offering in cash to meet operational needs." If accurate, please specify that "operational needs" refers to cash held to satisfy periodic repurchase offers.

Response: The Fund anticipates managing its cash exposure in order to manage settlement and funding obligations from its investments and pay Fund expenses, as well as in connection with its periodic repurchase offers. The requested disclosure will be added in the Amendment.

Investment Objective and Policies (pp. 32-47)

Principal Portfolio Investments

25.	Staff Comment: The Fund states that it may directly originate loans. Please disclose whether the Fund will be responsible for expenses associated with originating and servicing such loans.

Response: The requested disclosure will be added in the Amendment.

Other Portfolio Investments

26.	Staff Comment: Under Short-Term Fixed Income Securities and Money Market Instruments; Temporary Defensive Position, the Fund states that "during temporary defensive periods or for cash management purposes in connection with the Fund's operations, including the period during which the proceeds of the continuous offering of Shares are being invested, the Fund may deviate from its investment objective and policies. During such periods, the Fund may invest up to 100% of its assets" in the instruments discussed in that section. If accurate, please revise the disclosure to clarify that the Fund will invest 100% of its assets in money market instruments, cash, cash equivalents or short-term fixed income securities only for temporary defensive purposes. Please also consider separating the discussion regarding temporary defensive positions from other circumstances in which the Fund may invest in such instruments.

Response: The Fund respectfully submits that no change to the disclosure is necessary. The Fund believes that it would not be accurate to revise the disclosure as requested. Aside for temporary defensive purposes, there could be other circumstances in which the Fund invests 100% of its assets in the instruments described above. For example, at the Fund's inception, the Fund may invest 100% of its seed capital in such instruments. Similarly, if the Fund is liquidated, the Fund may, in the course of its liquidation, invest 100% of its assets in such instruments. In addition, to the extent the Fund conducts a Discretionary Repurchase Offer for 100% of its Shares, the Fund may invest 100% of its assets in such instruments in anticipation of funding the Discretionary Repurchase Offer. For these reasons, the Fund also believes that it is appropriate to maintain the discussion regarding temporary defensive positions with other circumstances in which the Fund may invest in such instruments.

Use of Leverage (pp. 47-49)

27.	Staff Comment: In the fourth paragraph of the section the Fund states that it "expects that the Credit Facility will contain customary covenants relating to asset coverage and portfolio composition requirements." Please let us know if the terms of the Credit Facility are expected to be finalized before the requested date of acceleration. If so, please update this disclosure in a pre-effective amendment to address the actual portfolio limits and other material terms of the Credit Facility.

Response: The Fund does not currently anticipate that the terms of the Credit Facility will be finalized before the requested date of acceleration.

Risks (pp. 49-69)

28.	Staff Comment: Covenant-Lite Loan Risk is included as a principal risk of the Fund. Please discuss covenant-lite loans in the principal investment strategy discussion, or, if covenant-lite loans are not part of the Fund's principal investment strategy, please remove the risk factor from Principal Investment Risks.

Response: The requested change will be made in the Amendment as investments in covenant-lite loans will constitute part of the Fund's principal investment strategy. The disclosure under "Investment Objective and Policies—Principal Investment Strategies and Investment Policies" and "Investment Objective and Policies—Principal Portfolio Investments" also will be revised accordingly. As with any investment, and as the market terms for both broadly-syndicated and directly-originated loans may change, covenant-lite loans may not always be a principal investment strategy or risk of the Fund, and the placement of this disclosure is subject to change.

29.	Staff Comment: Under Anti-Takeover Provisions, please revise the third sentence of the paragraph in light of the fact that the Shares will not be listed on any exchange and no secondary market for the Shares is expected to develop.

Response: The requested changes will be made in the Amendment.

30.	Staff Comment: Please add a risk factor discussing the Fund's ability to involuntarily repurchase Shares.

Response: The requested risk disclosure will be added in the Amendment.

Management of the Fund (pp. 70-73)

Investment Manager

31.	Staff Comment: The disclosure states that the "fair value" of derivatives will be included in the calculation of Managed Assets. Please supplementally disclose why the Adviser will fair value all derivatives rather than using marked-to-market value, when available.

Response: The disclosure will be revised as follows:

The daily marked-to-market ~~fair~~ value of derivatives held by the Fund, which will not necessarily equal the notional value of such derivatives, will be included in the calculation of Managed Assets.

Periodic Repurchase Offers (pp. 78-81)

Repurchase Offers

32.	Staff Comment: In the discussion of the repurchase offer notice in the second paragraph, please also disclose that the notice will set forth the procedures to withdraw or modify tenders before the Repurchase Request Deadline.

Response: The requested disclosure will be added in the Amendment.

33.	Staff Comment: The third paragraph states that during the period the repurchase offer is open Shareholders may obtain the Fund's current NAV by calling a toll-free number. If Shareholders may also obtain the Fund's NAV per share at a website address, please disclose the website address.

Response: The requested disclosure will be added in the Amendment.

34.	Staff Comment: Please add to the statement in the fifth paragraph that "Shareholders may withdraw Shares tendered for repurchase at any time prior to the Repurchase Request Deadline" that Shareholders may also modify a previous tender until the Repurchase Request Deadline.

Response: The requested disclosure will be added in the Amendment.

Involuntary Repurchases

35.	Staff Comment: Please supplementally explain to the staff how these repurchases are consistent with Section 23(c) of the 1940 Act and Rule 23c-2 thereunder. We note that the staff takes the view that a fund may not rely on Rule 23c-2 to redeem out the estate of deceased investor. See J. and W. Seligman, SEC No-Act. Letter (pub. avail. July 14, 1989).

Response: All involuntary repurchases effected by the Fund would be made in accordance with the Fund's Declaration of Trust and Section 23 of the 1940 Act and Rule 23c-3 thereunder. As an "interval fund" that has adopted a fundamental policy to provide liquidity to Shareholders by conducting quarterly repurchase offers, the Fund only will be effecting involuntary repurchases in connection with the Fund's quarterly repurchase offers conducted pursuant to Rule 23c-3. The Fund will not be effecting any involuntary repurchases in reliance on Rule 23c-2 under the 1940 Act. For this reason, the Fund does not believe that the Staff's position in J. and W. Seligman, SEC No-Act. Letter (pub. avail. July 14, 1989), which concerns compliance with Rule 23c-2, is applicable to the Fund's ability to effect involuntary repurchases as described in the Prospectus. Consistent with the foregoing, the last sentence of the disclosure in this section will be revised as follows:

Any such repurchases would be effected at net asset value and would be made in accordance with the Fund's Declaration of Trust and By-Laws and Section 23 of the 1940 Act and Rule 23c-3 thereunder.

Suspension or Postponement of a Repurchase Offer

36.	Staff Comment: Please add at the end of the discussion that the Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.

Response: The requested disclosure will be added in the Amendment.

Dividends and Distributions (pp. 83-84)

37.	Staff Comment: Please add disclosure that a return of capital could result in Shareholders having to pay higher taxes in the future when Shares are sold, even when Shares are sold at a loss from the original investment.

Response: The requested disclosure will be added in the Amendment.

38.	Staff Comment: Please explain the circumstances under which "taxable excess distributions could be significant."

Response: The requested disclosure will be added in the Amendment.

Dividend Reinvestment Plan

39.	Staff Comment: Please state, if accurate, that an investor holding Shares that participates in the dividend reinvestment plan in a brokerage account may not be able to transfer the Shares to another broker and continue to participate in the dividend reinvestment plan. See Item 10.1.e.7. of Form N-2.

Response: The requested disclosure will be added in the Amendment.

40.	Staff Comment: In the first paragraph of the subsection, please disclose the method for determining the number of shares that will be distributed instead of a cash dividend. See Item 10.1.e.4 of Form N-2.

Response: The requested disclosure will be added in a new second paragraph in the subsection in the Amendment.

41.	Staff Comment: Please reconcile the statement "[w]hen a participant withdraws from the Plan or the Plan is terminated, such participant will receive whole Shares in his or her account under the Plan and will receive a cash payment for any fraction of a Share credited to such account" with the earlier statement in the subsection that "Shareholders who elect not to participate in the Plan will receive all distributions in cash."

Response: The two aforementioned statements refer to two different categories of Shareholders:  (1) Shareholders who have been participants in the Plan, and (2) Shareholders who never have been participants in the Plan. Shareholders in the first category receive additional Shares in connection with each Fund distribution, and these Shares are held in a separate Plan account maintained by the Plan Agent. These Shareholders, if they decide to withdraw from the Plan, will have a number of whole and fractional Shares in their Plan accounts at the time of withdrawal. Upon withdrawal, Shareholders will receive all of the whole Shares in their Plan accounts at the time of the withdrawal, but will receive cash in lieu of the fractional Shares in their Plan accounts at the time of withdrawal. In contrast, Shareholders in the second category do not have separate Plan accounts because they never participated in the Plan. Therefore, in connection with each distribution, these Shareholders receive only cash.

STATEMENT OF ADDITIONAL INFORMATION

Investments, Investment Techniques and Risks (pp. 3-41)

Principal Portfolio Investments

42.	Staff Comment: Under Foreign Investments, please discuss the custodial arrangements for the Fund's foreign securities. See Item 20.6 of Form N-2.

Response: The requested disclosure will be added in the Amendment.

PART C

Item 25.

43.	Staff Comment: Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index and any credit agreement when available.

Response: To the extent the agreements listed in the exhibit index are finalized prior to the effectiveness of the Registration Statement, the Fund will file executed copies of those agreements when available. However, certain agreements may not be finalized and executed until after effectiveness of the Registration Statement. Such agreements will be filed as "forms of" agreements in accordance with Rule 483(d)(3) under the Securities Act.

As respects filing an executed copy of any credit agreement, the Fund believes that doing so is not required by Form N-2. Item 25.2 of Form N-2 requires certain exhibits to be filed as part of a fund's registration statement. Credit agreements are not specifically referenced among the required exhibits listed in Item 25.2, but Item 25.2.k contains a catch-all that requires "copies of all other material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the date of filing the registration statement" to be filed as exhibits to the registration statement. In light of the fact that the purpose of a credit agreement will be to permit the Fund to employ leverage to enhance its potential for achieving its investment objective, the Fund believes that such credit agreement would be made in the ordinary course of business—that is, the borrowings under a credit agreement only will be used to invest in additional securities that are in accordance with the Fund's investment objective and investment strategies, which the Fund considers to be its "ordinary course of business." In addition, to the extent a credit agreement is required to be filed as an exhibit to the Registration Statement, the Fund would need the consent of any lender to do so.

* * * * *

Please direct any questions or comments to me at 212.969.3359 or bgreen@proskauer.com, or to Nicole M. Runyan at 212.969.3361 or nrunyan@proskauer.com.

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:	Nicole M. Runyan
Jeff Prusnofsky